FOR IMMEDIATE RELEASE                                           10 DECEMBER 2002


                                ALLIED DOMECQ PLC

                          NEW CHIEF EXECUTIVE NAMED FOR
                     ALLIED DOMECQ QUICK SERVICE RESTAURANTS


Philip Bowman, Chief Executive of Allied Domecq PLC, said today, "I am pleased to announce the appointment of Jon L. Luther as our new Chief Executive Officer for Allied Domecq Quick Service Restaurants ("ADQSR") which operates our Dunkin' Donuts, Baskin-Robbins and Togo's Eateries brands. Jon's appointment will commence on 8th January when he will replace Jack Shafer who retires this month, after a highly successful career with ADQSR spanning thirty years, the last four as Chief Executive.

I would also like to take this opportunity to thank Jack Shafer, on behalf of the Board, for his substantial contribution to the success of ADQSR, its brands, employees and franchisees and wish him every success on his retirement."

Commenting on the new Chief Executive, Bowman said, "Jon has more than 35 years experience of the restaurant and food/service business and possesses the requisite skills to drive a brand driven business such as ADQSR into its next phase of growth."

Luther takes up his position as Chief Executive Officer of ADQSR from Popeyes Chicken & Biscuits where he has been president since 1997. In this role he was responsible for successfully refocusing the Popeyes brand back to its Cajun roots, expanding the portfolio of franchised and fully owned stores by 60% to 1,672 and increasing the average store turnover to $1m per annum, the highest in its comparable category.

Prior to this, he was president of CA One Services, a subsidiary of Delaware North Companies, Inc., which handles food service and concession business in airports. During this time, he oversaw a major turnaround in sales for CA One Services, redefining airport dining by creating gateways for travellers to experience regional differences in food and culture. Between 1987 and 1992, he spearheaded his own consulting company, Benchmark Services, Inc., designed to assist businesses and investors to enter the restaurant/food service sector.

Luther's career in the food service industry dates back to 1967, when he joined ARA Services in Philadelphia. He held several senior positions in the company culminating in being appointed president of ARA's Davre's restaurant subsidiary.

Bowman added, "This is an important role within the Group and the Board is delighted to have secured Jon's services. ADQSR has a real opportunity to extend the success of its complementary daypart branding strategy through the introduction of further "combo" and "trombo" stores which combine two or three of our brands under one roof. I look forward to working closely with Jon to maximise the potential of this division."

                                    - Ends -

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